Confidential Treatment Requested

by Imprivata, Inc.

IMPR-000 1

April 4, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Imprivata, Inc.

10 Maguire Road, Building 1, Suite 125

Lexington, MA 02421

Attn: Omar Hussain, President and Chief Executive Officer

Telephone: (781) 674-2700

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Special Counsel
Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs, Assistant Director
Stephen Krikorian, Accounting Branch Chief

Re:	Imprivata, Inc.
Registration Statement on Form S-1
Filed on March 31, 2014
File No. 333-194921

Dear Ms. Mills-Apenteng:

Rule 83 Confidential Treatment Request by Imprivata, Inc.

This letter is being supplementally furnished on behalf of Imprivata, Inc. (the “Company”) with respect to the Company’s Registration Statement on Form S-1 (File no. 333-194921) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2014. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company supplementally advises the Staff that the managing underwriters in the Company’s initial public offering have communicated to the Company an estimated price range for the Company’s common stock of between $[***] and $[***] per share. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering or the size. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is preliminary and for illustrative purposes only and may differ in the actual preliminary prospectus for the offering. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule

Confidential Treatment Requested

by Imprivata, Inc.

IMPR-000 2

430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Imprivata, Inc. respectfully requests that the information contained in the paragraph above be treated as confidential information and that the Commission provide timely notice to John Milton, VP and General Counsel, Imprivata, Inc., 10 Maguire Road, Building 1, Suite 125, Lexington, MA 02421, before it permits any disclosure of the bracketed information in this letter.

To further assist the Staff in its valuation of stock compensation and certain other matters, the Company wishes to set forth below additional information regarding the determination of the estimated price range of $[***] to $[***] per share. In addition, the Company respectfully submits to the Staff below explanations for the difference between the estimated price range, and $7.43, the fair value of the common stock as of February 11, 2014, the date of the most recent grant of stock options by the Company’s board of directors.

As is typical in initial public offerings, the estimated price range was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and the managing underwriters. Among the factors that were considered in setting the estimated price range were the following:

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an analysis of valuation ranges in initial public offerings for generally comparable companies in the Company’s industry during the past year, including a number of recently completed initial public offerings that priced at the top of, or above, their respective price ranges;

•	the recent performance of initial public offerings of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	the Company’s financial position.

In particular, the estimated price range was based on the managing underwriters’ estimate of the Company’s equity trading value after the offering, based on a multiple of the Company’s expected revenues.

In contrast to the underwriters’ valuation approach, the independent valuation report dated January 31, 2014 that was relied upon by the Company’s board of directors in its determination of $7.43 as the fair value of the common stock on February 11, 2014, took into account an estimate of the Company’s enterprise value based on the income approach as well as the market approach, and also took into account an allocation of that value to each element of the Company’s capital structure using the probability-weighted expected return method, as described in the section entitled “Significant factors, assumptions and methodologies used in determining fair value of common stock” beginning on page 61 of the Registration Statement and as outlined in the 2004 and 2011 AICPA Practice Aid.

The underwriters’ valuation and the Company’s valuation rely on the selection of comparable public companies. While there is overlap in this selection, there are differences as well. The Company, working with an independent valuation expert, chose comparable companies based on industry, considering only those companies that provide information technology security or healthcare information technology solutions. The underwriters, however, considered a larger group by including software companies serving different industries. The Company excluded candidates which are substantially larger than the Company, whereas the underwriters did not use size as a criterion for selecting comparable companies. The Company’s selection of comparable public

Confidential Treatment Requested

by Imprivata, Inc.

IMPR-000 3

companies has changed over time due to factors such as acquisitions and initial public offerings, as well as whether the Company believes the selected companies remain comparable. To maintain comparability with prior valuations however, an effort was made to keep comparable public companies consistent from one valuation date to the next. In preparing an estimated price range, the underwriters considered initial public offerings that were completed after February 11, 2014. This information could not have been included in the valuation performed by the Company.

The Company’s estimate of value took into account the Company’s trailing and projected revenues, whereas the underwriters’ estimate considered only the projected revenues. The Company and the underwriters considered different measures of central tendency when calculating the public company multiples. The Company’s estimate of value explicitly weights alternative valuation methods, but the underwriters estimate does not. In addition to the discounted cash flow method under the income approach, the Company’s estimate of value took into account multiples indicated by guideline transactions, but the underwriters’ estimate does not.

The Company believes that the difference between the values estimated by the Company and the underwriter is a result of the differences in valuation methodology described above and of the following factors, including those that have contributed to the increase in the fair value of the Company’s common stock from September 2013 through February 2014:

•	Increased probability of an initial public offering. The Company determined the fair value of its common stock using a probability-weighted expected return method, in which the Company weighted the probabilities of possible future-event scenarios to determine the enterprise value of the Company. As the Company made progress towards an initial public offering, the Company has increased the probability of an initial public offering from 40% as of September 30, 2013 to 85% as of February 11, 2014. In contrast, the estimated price range assumes the completion of an initial public offering.

•	Increased value and liquidity of the common stock as a public company. The completion of an initial public offering increases the value of an issuer’s common stock as a result of the increase in the liquidity and the ability to trade such securities in the public market. Accordingly, the estimated price range excludes any discounts for lack of marketability for the Company’s common stock. By contrast, the valuations as of September 30, 2013 and February 11, 2014 included a marketability discount of 13% and 6%, respectively.

•	Market improvement. Equity markets in general have improved recently, resulting in an increase in the Company’s market comparables. For example, in the period from September 30, 2013 to March 31, 2014, the S&P 500 Index increased by approximately 11%, and the Dow Jones Industrial Average increased by approximately 8%.

•	Conversion of preferred stock. The estimated price range necessarily assumes that all of the shares of the Company’s preferred stock have converted into common stock in connection with the initial public offering. In contrast, the Company’s holders of preferred stock had, and will have until the completion of the initial public offering, substantial economic rights and preferences over holders of the Company’s common stock, which were appropriate to consider in determining fair value as of February 11, 2014 and in prior periods.

•	Substantially enhanced balance sheet and financial resources. The proceeds of a successful initial public offering would substantially strengthen the Company’s balance sheet by increasing the Company’s cash position. Additionally, the completion of this offering would provide the Company with access to the public debt and equity markets. These projected improvements are reflected in the underwriters’ valuation.

Confidential Treatment Requested

by Imprivata, Inc.

IMPR-000 4

In addition, since February 11, 2014, the Company has had several developments in its business and in its communications with the underwriters, each of which has a positive impact on the fair value of its common stock, including:

•	on March 31, 2014, the Company publicly filed a registration statement with the Commission, evidencing continued progress towards completion of the Company’s initial public offering;

•	based on a preliminary review of its results in the first quarter of 2014, the Company has improved its outlook for 2014, and the Company’s strong financial performance implies a higher valuation of the Company’s common stock;

•	the underwriters have informed the Company that they expect to apply a higher multiple to the Company’s revenue to estimate the Company’s equity trading value, based on the current market conditions; and

•	the underwriters have informed the Company that their estimate of the Company’s estimated equity trading value would consider the Company’s projected revenue for fiscal year 2015, in addition to the projections for fiscal year 2014 that were used in the underwriters’ prior estimates.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the bracketed contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purposes. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * * *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1327.

Sincerely,

/s/ Kenneth J. Gordon

Kenneth J. Gordon

Enclosures

cc:	Omar Hussain, Imprivata, Inc.

Jeffrey Kalowski, Imprivata, Inc.

John Milton, Imprivata, Inc.